UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15 (D) OF
THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

X	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002
or

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number 1-3619

A.	Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

PHARMACIA SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the Plan and the address of its principal executive offices:

PFIZER INC. 235 EAST 42ND STREET NEW YORK, NEW YORK 10017

PHARMACIA SAVINGS PLAN

INDEX

INDEPENDENT AUDITORS' REPORT

To the Administrative Committee - U.S. Plans
Pharmacia Savings Plan:

We have audited the accompanying statement of net assets available for plan benefits of the Pharmacia Savings Plan (the Plan) as of December 31, 2002, and the related statement of changes in net assets available for plan benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.  The financial statements of the Plan as of December 31, 2001, were audited by other auditors whose report dated June 21, 2002, expressed an unqualified opinion on the statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2002 financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits as of December 31, 2002 and the changes in net assets available for plan benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4i - schedule of assets (held at end of year) and schedule H, line 4j - schedule of reportable transactions, as of and for the year ended December 31, 2002 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

KPMG  LLP

New York, New York
June 27, 2003

PHARMACIA SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

	December 31,
	2002	2001

Assets:
Investments, at fair value	$2,216,356,762	$1,326,957,418
Investments, at contract value	630,621,755	251,222,778

Total investments	2,846,978,517	1,578,180,196

Receivables:
Company contributions, net of forfeitures	47,925,970	41,395,385
Participant contributions	3,586,076	1,435,819
Dividends and interest receivable	3,995,743	4,181,192
Other receivables	444,985	439,455
Total receivables	55,952,774	47,451,851

Total assets	2,902,931,291	1,625,632,047

Liabilities:
Notes payable	183,793,545	201,900,000
Interest payable	48,287,213	47,403,058
Other payables	4,625,954	510,769
Total liabilities	236,706,712	249,813,827

Net assets available for plan benefits	$2,666,224,579	$1,375,818,220

See Notes to Financial Statements which are an integral part of these financial statements.

PHARMACIA SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

For the Year Ended December 31, 2002

Additions:
Additions to net assets attributed to:
Investment income/(loss):
Interest	$9,255,089
Dividends	45,856,112
Interest on participants' loans	2,753,105
Net depreciation in fair value of investments	(58,107,736)
Total investment loss	(243,430)

Contributions:
Participant	119,349,163
Rollovers	7,182,744
Company	61,108,936
Total additions	187,397,413

Deductions:
Deductions from net assets attributed to:
Benefits paid to participants	132,328,019
Plan expenses	940,841
Interest on notes payable	16,966,758
Total deductions	150,235,618

Net increase prior to asset transfer	37,161,795

Transfer in from the Pharmacia Savings and Investment Plan (see note 10)	1,253,244,564

Net increase	1,290,406,359

Net assets available for plan benefits:
Beginning of year	1,375,818,220
End of year	$2,666,224,579

See Notes to Financial Statements which are an integral part of these financial statements.

PHARMACIA SAVINGS PLAN
Notes to Financial Statements
December 31, 2002 and 2001

1.   Description of Plan

The following brief description of the Pharmacia Savings Plan (the "Plan") (formerly the Pharmacia & Upjohn Employee Savings Plan) is provided only for general information. Participants should refer to the Plan Document for a more complete description of the Plan's provisions.

General

On April 16, 2003, Pfizer Inc. ("Pfizer") completed a merger with Pharmacia Corporation ("Pharmacia") including its subsidiary, Pharmacia & Upjohn Company (the "Company"). In connection with the merger, Pfizer adopted and assumed the Plan. The Plan is a defined contribution plan with two component parts: a section 401(k) plan and a section 410 (m) plan. The section 401(m) plan consists of Employee Stock Ownership Plan ("ESOP") funds (collectively, the Pharmacia ESOP Funds) and funds that do not constitute an ESOP. The Pharmacia ESOP Funds consist of a Preferred Employee Stock Ownership Plan (the "Preferred ESOP") and a Common Employee Stock Ownership Plan (the "Common ESOP"). The Plan covers substantially all domestic employees of the Company not otherwise covered by another defined contribution plan of the Company. The Plan continues to cover employees of business units aligned with Pharmacia prior to the merger.

Effective March 1, 2002, the Plan changed trustees from State Street Bank to the Northern Trust Company.

On July 1, 2002, the Plan became part of the Pharmacia Retirement Choice Program ("Choice Program") for all employees except those on long-term disability benefits, those employed by the Company in Puerto Rico, those covered under the Pre-Retirement Terminated Leave of Absence  program or those covered under the Special Severance Package. The Choice Program is made up of a traditional pension plan and a 401(k) savings plan. Under the Choice Program, eligible employees select either Option 1 which provides greater pension plan benefits or Option 2 which provides greater savings plan benefits.

Effective July 1, 2002, the Pharmacia Corporation Savings and Investment Plan (Pharmacia SIP) merged into the Plan. Participant accrued balances in the Pharmacia SIP transferred to the Plan as of the effective date. Pharmacia SIP participants consisted of certain employees and former employees of Monsanto Company ("Monsanto") (as it existed prior to its merger with Pharmacia & Upjohn Company in 2000). The Pharmacia SIP included the Common ESOP and a Solutia Stock Fund, which were added to the Plan on the effective date. Employee contributions are not allowed to be allocated to the Solutia Stock Fund, only transfers or payments out of the fund are permitted.

Effective July 7, 2002, Plan participants may elect to receive a distribution of any cash dividends paid to the portion of their account balance that is invested in the Pharmacia Common Stock Fund.

On August 13, 2002, Pharmacia spun off all of its remaining shares of stock of Monsanto (the agricultural products division of the former Monsanto that was merged into Pharmacia & Upjohn Company in 2000) by issuing a special one-time stock dividend of Monsanto shares to all Pharmacia shareholders. Each share of Pharmacia stock held as of that date received 0.170593 shares of Monsanto Company as a result of the spin-off.  A new fund, the Monsanto Stock Fund, was added to the Plan to accept the spin-off dividend posted to participant accounts. Contributions are not allowed to be allocated to the Monsanto Stock Fund, only transfers or payments out of the fund are permitted. Shares of Monsanto common stock distributed to the unallocated portion of the Common ESOP were exchanged for shares of Pharmacia Common Stock held in the Monsanto Savings and Investment Plan, the plan covering employees of the spun-off Monsanto.

Administration

The Administrative Committee is responsible for administering plan operations in accordance with the Employee Retirement Income Security Act of 1974, as amended ("ERISA") plan documents. The Global Benefits Investment Committee is responsible for monitoring plan investments.

Contributions

Participants (other than Puerto Rico participants) can elect to contribute on a before-tax or after-tax basis from 1% to 20%, in 1% increments, of their Total Pay, as defined in the Plan document. Puerto Rico participants can elect to contribute on a before-tax basis or after-tax basis from 1% to 18%, in 1% increments, of their Total Pay, as defined in the Plan document. The Internal Revenue Code ("IRC") contains certain limits on participant contributions to a qualified plan, such as an $11,000 limit on a participant's before-tax contributions during the 2002 calendar year. Other limits also apply to highly compensated employees participating in the Plan. Effective January 1, 2002, participants that reach age 50 before the end of 2002 or any year thereafter are eligible to make additional before-tax catch-up contributions. Catch-up contributions in 2002 are limited to the lesser of $1,000 or 100% of eligible pay. Catch-up contributions max out at $5,000 in 2006. After 2006, the limit will increase by $500 per year.

Participants may also elect to make rollover contributions to the Plan from other qualified defined contribution plans.

Since 1990, matching contributions have been made through the Preferred ESOP. The Company matching contributions are the basis for allocating shares of the Company's Convertible Perpetual Preferred Stock ("Preferred Stock") to participants' accounts. The Company's Preferred Stock remains unallocated until it is distributed (allocated) to participant accounts in accordance with provisions of the Plan. Dividends paid to the participants' Preferred ESOP accounts are also allocated in Preferred Stock.

Effective July 1, 2002, for employees eligible for the Choice Program, the Company match depends on the amount of the participant's before-tax and after-tax contribution and whether Option 1 or Option 2 under the Choice Program is selected. Under both Options, the Company will match 100% of participant contributions, from 1% to 5% of Total Pay as defined by the Plan. The match is allocated as a combination of the Preferred ESOP and the Common ESOP shares (the percentage split for the 2002 plan year was 65% to the Preferred ESOP and 35% to the Common ESOP). The Preferred ESOP and Common ESOP will allocate shares of stock to participants such that, at the time of allocation, the total value of the shares allocated is equivalent to the Company match. Under Option 2 of the Choice Program there is an additional $0.25 to $1.00 Company match on the first 5% of eligible pay which is based on the participant's ages as follows:

-         Under age 35: $0.25 additional match

-         Age 35 - 44:  $0.50 additional match

-         Age 45 - 49:  $0.75 additional match

-         Age 50 and older: $1.00 additional match

The additional match under Option 2 is made in cash and allocated to the participant's current investment fund elections (not into the Pharmacia ESOP Stock Funds).

Effective July 1, 2002, for Puerto Rico participants, the Company matched 100% of participant contributions, from 1% to 5% of Total Pay, in the form of Preferred Stock within the Preferred ESOP. The Preferred ESOP allocated shares of Preferred Stock to participants such that, at the time of allocation, the total value of the shares allocated is equivalent to the Company match. The value of a share of Preferred Stock for 2002 and 2001 was the closing price of one share of Pharmacia common stock multiplied by a 1.83919 and a 1.7255 conversion factor, respectively.

The Company contributes to the Common and Preferred ESOP's cash amounts that are necessary to enable the Plan to make its regularly scheduled payments of principal and interest due on each ESOP's outstanding debt and to release stock to cover allocations to participant accounts. Employer dividends paid to each ESOP and certain other funds are also used to repay the outstanding ESOP debt.

Investment Options

Participant contributions received by the Plan are invested at the direction of the participants in accordance with the terms of the Plan document. Investment fund options available to all plan participants for the January 1, 2002 - June 30, 2002 period are listed below.

a)      Income Fund

b)      American Balanced Fund

c)      Indexed Stock Fund

d)      Neuberger Berman Guardian Fund

e)      American Century Ultra Fund

f)        Templeton Foreign Fund

g)      Pharmacia Common Stock Fund

h)      Any combination of the above, provided that a minimum of five percent and a multiple of one percent is directed to each fund selected.

Participants may elect to transfer or allocate their participant contribution balances and earnings thereon to any of the above funds.

For Puerto Rico participants, company matching contributions and earnings thereon are only posted to the Preferred ESOP Fund. Upon completing ten years of employment service and attaining age 55, participants are allowed to transfer a portion of their Pharmacia Common Stock Fund balance (i.e., pertaining to Company contributions and earnings thereon) and their ESOP Fund balance into the other investment fund options. For participants age 55-59 and for participants age 60 and older, 25% and 50% can be transferred to other investment funds, respectively. Those age 60 and older that have already diversified their current Common Stock 25%, may only diversify another 25%.

Effective July 1, 2002, all Plan participants eligible for the Choice Program, were provided with new fund options as outlined below.

a)      Income Fund

b)      Core Bond Fund

c)      Value Stock Fund

d)      Large Company Stock Fund

e)      Growth Stock Fund

f)        Mid-Small Company Stock Fund

g)      International Stock Fund

h)      Pharmacia Common Stock Fund

i)        Any combination of the above, provided that a minimum of five percent and a multiple of one percent is directed to each fund selected.

In addition, the Plan includes four asset allocation funds, which allow Choice Program participants varying degrees of risk and return, including (in order of risk tolerance, least to greatest), the Conservative Portfolio Fund, the Moderate Portfolio Fund, the Moderately Aggressive Portfolio Fund, and the Aggressive Portfolio Fund.  Investments in the Core Bond Fund, Large Company Stock Fund, Mid-Small Company Stock Fund and the International Stock Fund are used in predetermined mixes to form the asset allocation funds.

For Choice Program participants, company matching contributions and earnings thereon are only posted to the Preferred ESOP Fund and Common ESOP Fund. Upon attaining age 50, participants are allowed to transfer the balance of the Company Matching Account into the other investment fund options.

Participant Accounts

Each participant's account is credited with the participant's contributions, Company contributions, and plan earnings. Participant accounts are valued on a daily basis. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account balance.

Vesting

Prior to the Pharmacia SIP merger into the Plan, employer contributions vested and became non-forfeitable at the rate of 20% per year of service, such that employer contributions were 100% vested after five years of service. Pre-existing participants in the Plan were always 100% vested in their account balance. Effective July 1, 2002, all participants in the Plan became 100% vested in their account balances.

Participant Loans

The Plan has a loan provision which allows participants to borrow from their fund accounts a minimum of $500 up to a maximum equal to the lesser of 50% of their vested account balance or $50,000 (reduced by the highest outstanding loan balance within the previous twelve months). Loan terms range from 1-5 years or up to 10 years for the purchase of a primary residence. Loans for the purchase of a home have a $3,000 minimum loan amount. The loans are secured by the balance in the participant's account and bear interest at a rate that is equal to the prime rate effective as of the beginning of the quarter in which the loan originates, plus 1%. Interest is credited to the account of the participant. Repayments may not necessarily be made to the same fund from which amounts were borrowed. Repayments are credited to the applicable funds based on the participant's investment elections at the time of repayment.

Payment of Benefits

Benefits are paid either in cash or in cash and Pharmacia common stock. Pharmacia common stock is issued only with respect to the participant's accounts in the Pharmacia Common Stock Fund and the ESOP Funds. Upon retirement or death, the full value of the participant's accounts is paid in either a lump sum, in installments or by the purchase of an annuity contract. If a participant elected to receive common stock on or prior to August 13, 2002 (Monsanto spin-off), each share of the Preferred Stock (based on participant records) was converted into 1.7255 shares of Pharmacia common stock. If a participant elected to receive common stock after August 13, 2002, each share of the Preferred Stock (based on participant records) was converted into 1.83919 shares of Pharmacia common stock.

Participants may also elect to make in-service withdrawals from their account balances subject to the provisions of the Plan.

2.   Summary of Accounting Policies

Method of Accounting

The financial statements of the Plan have been prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Valuation of Investments

Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Common/collective trust funds are stated at redemption value as determined by the trustees of such funds based upon the underlying securities stated at fair value. Investments in money market instruments are generally short-term and are valued at cost, which approximates market. Investments in guaranteed investment contracts ("GICs") and synthetic investment contracts ("SICs") are reported at their contract value by the insurance companies and underlying banks, respectively, because these investments have fully benefit-responsive features (see Note 5). Pharmacia common stock is valued at quoted market price as of the last business day of the Plan year. The value of outstanding participant loans is determined based on the outstanding principal balance as of the last day of the Plan year, which approximates fair value since such loans are subject to variable interest rates.

Pharmacia preferred stock is valued using the higher of the per-share equivalent stated value of $40.30 or the quoted market price of Pharmacia common stock multiplied by 1.83919 on the last business day of the plan year. (Note: Preferred Stock share balances maintained by the plan's trustee and recordkeeper are on a basis equal to a multiple of 1,000 of the share balance and one-thousandth of the $40,300 stated value, as reflected on the Company's financial statements).

Purchases and sales of securities are reflected on a trade-date basis. Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned on an accrual basis.

The Plan presents in the statement of changes in net assets available for plan benefits, the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains and losses and the unrealized appreciation (depreciation) on those investments.

Payment of Benefits

Benefit payments are recorded when paid.

Plan Expenses

The Plan pays certain outside service provider expenses (e.g., recordkeeping and trustee fees) incurred in the operation of the Plan. Investment manager fees are paid by the Plan and are netted against investment income. Certain other expenses are paid by the Company.

Forfeitures

On July 1, 2002, forfeitures in the amount of $1,489,851 were transferred into the Plan. Forfeited amounts are used to pay expenses of the Plan, interest on ESOP debt incurred by the Plan (paid in February of each year) and to reduce Company contributions. Forfeitures which have not been applied for these uses amounted to $2,030,774 and $737 as of December 31, 2002 and 2001, respectively and are reported as part of other payables in the statements of net assets.

Risks and Uncertainties

Investment securities are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities, it is possible that changes in their values could occur in the near term and such changes could materially affect the amounts reported in the statements of net assets available for plan benefits and the statement of changes in net assets available for plan benefits.

3.   Investments

The following investments represent 5 percent or more of the plan's net assets.

	December 31,
	2002	2001

Neuberger Berman Guardian Fund (0 and 5,006,943 units, respectively)	$--	$72,300,261
American Balanced Fund (0 and 4,976,248 units, respectively)	--	78,873,531
Barclays Global Investors Equity Index Fund (15,964,950 and 6,562,885 units, respectively)	405,350,084	213,687,551
American Century Ultra Fund (0 and 5,361,812 units, respectively)	--	148,200,486
Barclays Global Investors Intermediate Government Credit Bond Fund (15,865,279 units and 0 units, respectively)	246,863,737	--
Pharmacia Common Stock (13,539,523 and 5,370,542 shares, respectively)*	565,952,061	229,053,616
Pharmacia Preferred Stock (6,130,324 and 6,399,670 shares, respectively)*	471,568,899	470,968,194
AEGON Global wrap contract (synthetic investment contract)	360,465,597	--

*Nonparticipant-directed

During 2002, the plan's investments (including gains and losses on investments sold, as well as held during the year) appreciated/(depreciated) in value as follows:

2002

Mutual funds	$(37,823,391)
Common Stock	47,451,751
Preferred Stock	20,180,001
Common/collective trust funds	(87,916,097)
$(58,107,736)

4.   Nonparticipant-directed Funds

The Plan includes the following nonparticipant-directed funds: Pharmacia Common Stock Fund, Preferred Leverage ESOP and the Common Leveraged ESOP. These funds and their related activity were as follows:

Pharmacia Common Stock Fund

Effective April 1, 1999, the Pharmacia Common Stock Fund was added as an investment option into which participants can direct their contributions and/or transfer existing balances. However, certain Company contribution balances (and earnings thereon) within the Pharmacia Common Stock Fund can only be transferred out of the fund into other investment options after participants satisfy certain age and service requirements. All assets and activity within this fund have been disclosed as nonparticipant-directed for purposes of this report.

Below are the net assets and significant components of the changes in net assets relating to the Pharmacia Common Stock Fund:

	2002	2001

Assets:
Investments:
Short-term investment funds	$3,772,795	$2,193,935
Pharmacia Common Stock	260,798,476	229,053,616
Total investments	264,571,271	231,247,551

Receivables:
Dividends and interest receivable	4,062	4,776
Receivable from other investment funds	--	790,011
Participant contributions	2,639	118,054
Company contributions	516	--
Participant loan payment receivable+	243	--
Receivable for investments sold	--	52,874
Total receivables	7,460	965,715

Total assets	264,578,731	232,213,266

Liabilities:
Payable to other investment funds*	385,039	--
Payable for investments purchased*	1,133,696	--
Other liabilities*	149,411	16,419
Total liabilities	1,668,146	16,419

Net assets available for plan benefits	$262,910,585	$232,196,847

+ Included in other receivables on statement of net assets.
* Included in other payables on statements of net assets.

Year ended December 31, 2002

Additions:
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investment	$18,159,965
Interest	44,727
Dividends	3,148,545
Total investment income	21,353,237

Participant contributions (including rollovers)	8,657,814
Company contributions	518,223
Participant loan repayments	2,368,574
Total additions	32,897,848

Deductions:
Deductions from net assets attributed to:
Benefits paid to participants	16,553,366
Loans to participants	2,323,985
Plan expenses	64,715
Transfers to other investment funds, net	30,892,689
Total deductions	49,834,755

Net decrease prior to asset transfer	(16,936,907)

Transfer in from the Pharmacia SIP	47,650,645

Net increase	30,713,738

Net assets available for plan benefits:
Beginning of year	232,196,847
End of year	$262,910,585

Preferred Leveraged ESOP and Notes Payable

On March 1, 1990, the Preferred ESOP borrowed $275 million from the Bank of New York  through the issuance of amortizing notes. These notes, which are guaranteed by the Company, mature in 2004 and pay interest at an annual rate of 9.79%. The remaining principal balance on these notes was $111,200,000 with unpaid interest of $10,886,480 and $154,900,000 with unpaid interest of $15,164,710 as of December 31, 2002 and 2001, respectively.

As of March 1, 1990, the Preferred ESOP issued a note to the Company in the amount of $25 million, which carries an interest rate of 6.25% per annum. Interest accrues and is payable, along with principal, no later than the maturity date of February 1, 2005. The balance of this note, including unpaid interest, was $54,442,419 and $51,239,923 at December 31, 2002 and 2001, respectively.

Effective January 31, 1997, the Preferred ESOP and State Street Bank entered into an agreement, whereby the Preferred ESOP can borrow amounts that in the aggregate cannot exceed $95,000,000 (collectively the "New Loans"). Any such borrowings bear interest at 7.00% per annum and will be due no later than December 31, 2010. No interest shall be due until the maturity date of any New Loans. The proceeds of the New Loans are to be used to pay principal and interest then due on any existing Preferred ESOP loans. In relation to New Loans, the Preferred ESOP had drawings of $22,000,000 with unpaid interest of $7,958,314 and $22,000,000 with unpaid interest of $5,998,425 as of December 31, 2002 and 2001, respectively.

Projected principal loan payments on the Preferred ESOP debt are as follows:

Year	Amount

2003	$52,600,000
2004	58,600,000
2005	25,000,000
2006 to 2010	22,000,000
Total	$158,200,000

The proceeds of the borrowings were used to purchase Company preferred stock. This stock is maintained in the Preferred ESOP as unallocated. As principal and interest on the borrowings is paid, the preferred shares become available to be allocated to participants' accounts as Company matching contributions.

Following are the net assets and significant components of the changes in net assets relating to the Preferred ESOP:

	December 31, 2002
	Allocated	Unallocated	Total
Assets:
Investments:
Short-term investment funds	$--	$12,230,118	$12,230,118
Pharmacia Preferred Stock, convertible	310,742,900	160,825,999	471,568,899
Total investments	310,742,900	173,056,117	483,799,017

Receivables:
Dividends and interest receivable	--	3,869,268	3,869,268
Company contributions, net of forfeitures	--	47,294,635	47,294,635
Total receivables	--	51,163,903	51,163,903
Total assets	310,742,900	224,220,020	534,962,920

Liabilities:
Notes payable	--	158,200,000	158,200,000
Interest payable	--	48,287,213	48,287,213
Other liabilities	--	39,503	39,503
Total liabilities	--	206,526,716	206,526,716

Net assets available for plan benefits	$310,742,900	$17,693,304	$328,436,204

	December 31, 2001
	Allocated	Unallocated	Total

Assets:
Investments:
Short-term investment funds	$--	$12,965,029	$12,965,029
Pharmacia Preferred Stock, convertible	255,437,529	215,530,665	470,968,194
Total investments	255,437,529	228,495,694	483,933,223

Receivables:
Dividends and interest receivable	--	4,154,909	4,154,909
Company contributions, net of forfeitures	--	41,395,385	41,395,385
Other receivables	--	737	737
Total receivables	--	45,551,031	45,551,031
Total assets	255,437,529	274,046,725	529,484,254

Liabilities:
Notes payable	--	201,900,000	201,900,000
Interest payable	--	47,403,058	47,403,058
Total liabilities	--	249,303,058	249,303,058

Net assets available for plan benefits	$255,437,529	$24,743,667	$280,181,196

	Year ended December 31, 2002
	Allocated	Unallocated	Total

Additions:
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investment	$19,184,943	$995,058	$20,180,001
Interest	--	124,372	124,372
Dividends	9,377,189	6,362,957	15,740,146
Total investment income	28,562,132	7,482,387	36,044,519

Company contributions	--	48,116,045	48,116,045
Allocation of 638,021 shares of Preferred Stock for Company matching contributions	46,599,930	--	46,599,930
Total additions	75,162,062	55,598,432	130,760,494

Deductions:
Deductions from net assets attributed to:
Benefits paid to participants	14,977,991	--	14,977,991
Loans to participants	13,478	--	13,478
Interest on notes payable	--	16,048,865	16,048,865
Transfers to other investment funds	4,865,222	--	4,865,222
Allocation of 638,021 shares of Preferred Stock for Company matching contributions	--	46,599,930	46,599,930
Total deductions	19,856,691	62,648,795	82,505,486

Net increase (decrease)	55,305,371	(7,050,363)	48,255,008

Net assets available for plan benefits:
Beginning of year	255,437,529	24,743,667	280,181,196
End of year	$310,742,900	$17,693,304	$328,436,204

Common Leveraged ESOP and Notes Payable

The Common ESOP became part of the Plan as a result of the July 1, 2002 Pharmacia SIP merger.

As of December 31, 2002, the outstanding principal balance on the Common ESOP's external debt was $7,340,200 (carrying an interest rate of 8.13% and maturing on December 15, 2006). In addition, the Common ESOP carried two separate internal notes payable to Pharmacia. The outstanding principal balance of the first internal note as of December 31, 2002 was $17,899,572 (carrying an interest rate of 5.71% and maturing on December 15, 2006). The outstanding principal balance of the second internal note as of December 31, 2002 was $353,773 (carrying an interest rate of 7.00% and maturing on December 15, 2021).

Projected principal loan payments on the Common ESOP debt are as follows:

Year	Amount

2003	$5,949,052
2004	6,569,950
2005	6,477,302
2006 to 2021	6,597,241
Total	$25,593,545

The proceeds of the borrowings were used to purchase Company common stock. This stock is maintained in the Common ESOP as unallocated. This stock is released for allocation to participants' accounts in accordance with the terms of the Plan as interest and principal on the borrowings are paid.

Following are the net assets and significant components of the changes in net assets related to the Common ESOP:

	December 31, 2002
	Allocated	Unallocated	Total

Assets:
Investments:
Short-term investment funds	$939,725	$--	$939,725
Pharmacia Common Stock	229,501,688	75,651,897	305,153,585
Total investments	230,441,413	75,651,897	306,093,310

Receivables:
Dividends and interest receivable	966	711	1,677
Company contributions	17,719	--	17,719
Total receivables	18,685	711	19,396
Total assets	230,460,098	75,652,608	306,112,706

Notes payable	--	25,593,545	25,593,545
Other liabilities	457,994	--	457,994
Total liabilities	457,994	25,593,545	26,051,539

Net assets available for plan benefits	$230,002,104	$50,059,063	$280,061,167

	Period From July 1, 2002 to December 31, 2002
	Allocated	Unallocated	Total

Additions:
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investment	$38,561,564	$8,801,162	$47,362,726
Interest	7,905	5,392	13,297
Dividends	1,477,867	5,639,769	7,117,636
Total investment income	40,047,336	14,446,323	54,493,659

Company contributions	--	2,426,860	2,426,860
Allocation of 266,100 shares of Common Stock for Company matching contributions	11,018,835	--	11,018,835
Total additions	51,066,171	16,873,183	67,939,354

Deductions:
Deductions from net assets attributed to:
Benefits paid to participants	8,504,998	--	8,504,998
Loan to participants	23,010	--	23,010
Interest on notes payable	--	917,893	917,893
Transfers to other investment funds	19,041,903	--	19,041,903
Allocation of 266,100 shares of Common Stock for Company matching contributions	--	11,018,835	11,018,835
Total deductions	27,569,911	11,936,728	39,506,639

Net increase prior to asset transfers	23,496,260	4,936,455	28,432,715

Asset transfer in from the Pharmacia SIP	206,505,844	45,122,608	251,628,452

Net increase	230,002,104	50,059,063	280,061,167

Net assets available for plan benefits:
Beginning of year	--	--	--
End of year	$230,002,104	$50,059,063	$280,061,167

5.   Investment Contracts with Insurance Companies

The Income Fund consists primarily of benefit responsive GICs and SICs. The contract value of the GICs and SICs represents the cost or face-value of the contract plus accrued interest. At December 31, 2002 and 2001, the Plan held GICs with a contract value of $26,883,231 and $25,303,802, respectively. The contract value of the SICs represents fair value of the underlying asset plus the contract value of the wrapper contract associated with the underlying asset. At December 31, 2002 and 2001, fair values of assets underlying the SIC's were $603,738,524 and $231,584,946, respectively. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investments at contract value.

There are no reserves against contract value for credit risk of the contract issuers or otherwise. The average portfolio yield and crediting interest rates were approximately 6% for both 2002 and 2001. For GICs, the crediting interest rate, specified in the contract, is agreed upon with the issuers and is maintained for the life of the contract. For SICs, the rate is based on a formula which consists of the yield to maturity, duration, and the book and market values. The rate for SICs is periodically reset, usually quarterly, and cannot be reset below 0%.

6.      Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for plan benefits according to the financial statements to Form 5500.

	December 31,
	2002	2001

Net assets available for plan benefits per the financial statements	$2,666,224,579	$1,375,818,220

Amounts allocated to withdrawing participants	(714,265)	(1,144,000)

Defaulted loans deemed to be distributions	--	(95,385)

Net assets available for plan benefits per Form 5500	$2,665,510,314	$1,374,578,835

The following is a reconciliation of benefits paid to participants according to the financial statements to Form 5500:

Year ended December 31, 2002

Benefits paid to participants per the financial statements	$132,328,019

Add: Amounts allocated to withdrawing participants at December 31, 2002	714,265

Less: Amounts allocated to withdrawing participants at December 31, 2001	(1,144,000)

Benefits paid to participants per Form 5500	$131,898,284

Amounts allocated to withdrawing participants are recorded on Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

7.   Related-Party Transactions

The Plan holds shares of Pharmacia common stock and preferred stock. At December 31, 2002 and 2001, the Plan owned 13,539,523 and 5,370,542 shares of Pharmacia common stock at a cost of $341,555,589 and $117,753,110, respectively. At December 31, 2002 and 2001, the Plan owned 6,130,324 and 6,399,670 shares of Pharmacia preferred stock at a cost of $247,052,057 and $257,920,598, respectively. In addition, Plan funds are invested in short-term investment funds with Northern Trust Company and State Street Bank & Trust Company, trustees of the Plan at December 31, 2002 and 2001 respectively. At December 31, 2002 the fair value of the Northern Trust Company short-term investment account was $41,206,686. At December 31, 2001 the fair value of the State Street Bank & Trust Company short-term investment account was $21,542,503.

8.   Plan Termination

The Company expects to continue the Plan indefinitely, but reserves the right to amend, suspend or discontinue it in whole or in part at any time by action of the Company's Board of Directors. In the event of termination of the Plan, each participant shall be entitled to the full value of his or her account balance as though she had retired as of the date of such termination. No part of the invested assets established pursuant to the Plan will at any time revert to the Company.

9.   Tax Status of the Plan

The Plan obtained its latest determination letter dated May 31, 2002 in which the Internal Revenue Service indicated that the Plan, as then designed, was in compliance with the applicable requirements of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Company's legal and tax counsel believe that the Plan is currently designed and being operated in material compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

10.  Transfer In from the Pharmacia Savings and Investment Plan

Effective July 1, 2002, $1,253,244,564 in net assets of the Pharmacia SIP was transferred into the Plan and Pharmacia SIP participants became eligible to participate in the Plan. Pharmacia SIP participants were 100% vested in their Pharmacia SIP account balances.

Included in the transfer were 1,968,630 in unallocated Pharmacia common shares with a value of $73,725,194 and three outstanding loans with a total principal balance of $28,604,006 which were transferred to the Plan's unallocated Common ESOP account. The outstanding principal balance of the external note transferred to the Common ESOP was $8,179,080 as of July 1, 2002 (carrying an interest rate of 8.13% and maturing on December 15, 2006). In addition, two internal notes payable to Pharmacia were transferred to the Common ESOP. The outstanding principal balance of the first internal note was $20,071,153 as of July 1, 2002 (carrying an interest rate of 5.71% and maturing on December 15, 2006). The outstanding principal balance of the second internal note was $353,773 as of July 1, 2002 (carrying an interest rate of 7.00% and maturing on December 15, 2021).

11. Subsequent Events

Effective February 2003, the Plan began offering a self-directed brokerage account investment option.

Effective April 16, 2003,  Pharmacia was acquired by Pfizer. As a result of this acquisition, outstanding shares of Pharmacia common stock in the Pharmacia Common Stock Fund and Common ESOP accounts were converted to Pfizer common stock at a rate of 1.4 shares of Pfizer stock for each share of Pharmacia share held on April 16, 2003. In addition the name of the Pharmacia Common Stock Fund was changed to the Pfizer Common Stock Fund and the Pharmacia ESOP Common Fund was changed to the Pfizer ESOP Common Stock Fund. Within the Preferred ESOP, the conversion factor for the Convertible Perpetual Preferred stock in the Preferred ESOP Stock Fund was changed to 1.83919 shares of Pfizer common stock for each preferred share. The name of the Pharmacia Preferred ESOP Stock Fund was changed to the Pfizer ESOP Preferred Stock Fund.

SCHEDULE I
PHARMACIA SAVINGS PLAN
SCHEDULE H, Line 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2002

Identify of Issue, borrower, lessor or similar party	Description of investment	Cost	Current Value

Corporate Stock - Preferred
PHARMACIA PERPETUAL PREFERRED STOCK*	6,130,324 shares	$ 247,052,057	$ 471,568,899

Corporate Stock - Common
PHILIP MORRIS: ALTRIA GROUP INC SEC #2001306 EFF 1/27/03	11,100 shares	556,435	449,883
AMERN INTL GROUP INC COM	112,650 shares	7,762,698	6,516,803
AMGEN INC COM	77,200 shares	3,435,168	3,731,848
ANHEUSER BUSCH COS INC COM	42,700 shares	2,143,138	2,066,680
APPLIED MATERIALS INC COM	83,000 shares	1,353,072	1,081,490
AVON PROD INC COM	23,300 shares	1,251,262	1,255,171
BAXTER INTL INC COM	31,600 shares	1,345,728	884,800
BSTN SCIENTIFIC CORP COM	10,400 shares	438,321	442,208
CAP 1 FNCL COM	2,900 shares	96,657	86,188
CARDINAL HLTH INC	41,000 shares	2,603,590	2,426,790
CISCO SYS INC COM	238,800 shares	4,583,265	3,128,280
CITIGROUP INC COM	194,400 shares	7,372,555	6,840,936
CLEAR CHANNEL COMMUNICATIONS INC COM	5,800 shares	228,961	216,282
COLGATE-PALMOLIVE CO COM	38,900 shares	2,044,012	2,039,527
COMCAST CORP NEW CL A SPL	130,000 shares	3,183,331	2,936,700
DELL COMPUTER CORP COM	126,200 shares	3,459,707	3,374,588
FHLMC COM	89,600 shares	5,448,529	5,290,880
FIRST DATA CORP COM	17,400 shares	623,148	616,134
FNMA COM STK	46,500 shares	3,450,904	2,991,345
GANNETT INC COM	10,600 shares	785,961	761,080
GEN ELEC CO COM	223,800 shares	8,259,762	5,449,530
GILLETTE CO COM	14,600 shares	449,403	443,256
HARLEY DAVIDSON INC COM	35,000 shares	1,636,088	1,617,000
HOME DEPOT INC COM	143,200 shares	5,536,529	3,431,072
INTEL CORP CAP	182,800 shares	3,882,077	2,846,196
JOHNSON & JOHNSON COM	101,500 shares	5,223,596	5,451,565
KOHLS CORP COM	108,400 shares	6,132,223	6,064,980
LEHMAN BROS HLDGS INC COM	30,400 shares	1,730,762	1,620,016
LOCKHEED MARTIN CORP COM	26,400 shares	1,620,613	1,524,600
MAXIM INTEGRATED PRODS INC COM	49,600 shares	1,792,556	1,638,784
MBNA CORP COM	408,950 shares	7,949,765	7,778,229
MEDTRONIC INC COM	74,800 shares	3,196,763	3,410,880
MERRILL LYNCH & CO INC COM	79,500 shares	3,657,586	3,017,025
MICROSOFT CORP COM	151,900 shares	8,599,040	7,853,230
MONSANTO CO NEW COM	1,787,638 shares	17,182,980	34,412,032
PEOPLESOFT INC COM	73,200 shares	1,448,545	1,339,560
PFIZER INC COM	249,100 shares	8,627,942	7,614,987
PHARMACIA CORP COM*	13,539,523 shares	341,555,589	565,952,061
PROCTER & GAMBLE CO COM	24,900 shares	2,248,416	2,139,906
PROGRESSIVE CORP OH COM	27,900 shares	1,492,008	1,384,677
QUALCOMM INC COM	7,800 shares	306,933	283,842
SOLUTIA INC COM STK	435,093 shares	8,508,366	1,579,388
TRAVELERS PPTY CAS CORP NEW CL A	110,555 shares	1,893,827	1,619,631
TX INSTRS INC COM	117,300 shares	2,284,134	1,760,673
UNITEDHEALTH GROUP INC COM	48,500 shares	3,747,300	4,049,750
VERITAS SOFTWARE CORP COM	47,900 shares	1,229,892	748,198
VIACOM COM CL B	155,400 shares	6,935,541	6,334,104
WAL-MART STORES INC COM	123,600 shares	6,602,991	6,243,036
WALGREEN CO COM	117,200 shares	4,260,682	3,421,068
WRIGLEY WM JR CO CAP	7,000 shares	363,080	384,160
WYETH COM	21,800 shares	790,454	815,320
Total Common Stock		$521,311,885	$739,366,369

See accompanying independent auditors' report.

SCHEDULE I
PHARMACIA SAVINGS PLAN
SCHEDULE H, Line 4i- SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2002

Identify of Issue, borrower, lessor or similar party	Description of investment	Cost	Current Value

Common/Collective Trusts
NORTHERN TRUST COLLECTIVE SHORT-TERM INV. FUND*	Money market fund	41,206,686	41,206,686
MFO BGI EQUITY INDEX FUND	Mutual fund: 15,964,950 units	419,034,948	405,350,084
MFO BGI INTERMEDIATE GOVERNMENT CREDIT BOND FUND	Mutual fund: 15,865,279 units	232,573,731	246,863,737
MFO BGI EXTD MKT EQUITY INDEX FUND	Mutual fund: 3,119,572 units	62,624,155	58,554,372
MFO CAP GUARDIAN INTL NON-US EQUITY FUND	Mutual fund: 11,947,766 units	124,289,770	113,623,259
		$879,729,290	$865,598,138
Registered Investment Companies
MFO AMERICAN BALANCED FUND INC	Mutual fund: 53,316 units	794,835	768,811
MFO AMERICAN CENTURY ULTRA INV FUND	Mutual fund: 76,942 units	1,959,646	1,629,622
MFO DODGE & COX STOCK FD OPEN END FUND	Mutual fund: 1,108,484 units	106,234,850	97,602,041
MFO NEUBERGER & BERMAN GUARDIAN EQTY FUND	Mutual fund: 87,086 units	1,441,915	924,858
MFO TEMPLETON FDS INC FOREIGN FUND	Mutual fund: 42,956 units	404,361	356,966
		$110,835,607	$101,282,298
Guaranteed Investment Contracts - insurance companies:
American Int'l Life ICON	Interest rate: 5.73%	8,821,396	8,821,396
Contract No. GIC - 18305	Maturity date: 11/06/2003

John Hancock Mutual Life Ins. Co.	Interest rate: 5.73%	8,739,289	8,739,289
Contract No. GAC-14500	Maturity date: 02/10/2004

Principal Mutual Life Ins. Col	Interest rate: 7.03%	5,823,385	5,823,385
Contract No. 42387202	Maturity date: 09/29/2003

Travelers Insurance Co.	Interest rate: 7.10%	3,499,161	3,499,161
Contract No. GR177755	Maturity date: 07/31/2003

Total Guaranteed Investment Contracts - Contract Value		$ 26,883,231	$ 26,883,231

Synthetic Investment Contracts
Monumental Life Ins. Co. ABS Insurance Contract	Wrapper Contract		$ (8,408,548)
Contract No. MDA003349TR	Global Wrap		69,227,078
	Total Contract Value	$ 60,818,530	60,818,530

Rabobank Nederland (1 contract)	Wrapper Contract		(8,408,557)
Contract No. UPJ060101	Global Wrap		69,227,078
	Total Contract Value	60,818,521	60,818,521
	Interest rate: 6.93%

UBS AG (1 contract)	Wrapper Contract		(8,409,731)
Contract No. 3080	Global Wrap		69,227,078
	Total Contract Value	60,817,347	60,817,347
	Interest rate: 6.26%

West Deutsche Landesbank (1 contract)	Wrapper Contract		(8,408,549)
Contract No. WLB 6218	Global Wrap		69,227,078
	Total Contract Value	60,818,529	60,818,529
	Interest rate: 6.93%

AEGON Global Wrap Contract	Wrapper Contract		(22,700,178)
Contract No. CDA0003TR	Global Wrap		383,165,775
	Total Contract Value	360,465,597	360,465,597
	Blended interest rate: 5.86%

Total Synthetic Investment Contracts - Contract Value		$ 603,738,524	$ 603,738,524

Participant Loans*	7,516 Loans
	Interest rate: 4.75% - 10.5%
	Maturity date range: 1/10/2003 - 8/24/2012	$ 38,541,058	$ 38,541,058

		$2,428,091,652	$2,846,978,517

*party-in-interest

See accompanying independent auditors' report.

SCHEDULE II
PHARMACIA SAVINGS PLAN
SCHEDULE H, 4j - SCHEDULE OF REPORTABLE TRANSACTIONS
December 31, 2002

(a) Identity of party involved	(b) Description of asset	(c) Purchase price	(d) Selling price	(g) Cost of asset	(h) Current value of asset on transaction date	(i) Net gain/ (loss)
The Northern Trust Company*	Collective Short-term Invest. Fund	$ --	$ --	$116,008,833	$116,008,833	$ --

The Northern Trust Company*	Collective Short-term Invest. Fund	--	--	82,163,445	82,163,445	--

The Northern Trust Company*	Collective Short-term Invest. Fund	--	--	81,647,121	81,647,121	--

The Northern Trust Company*	Collective Short-term Invest. Fund	--	--	97,877,600	97,877,600	--

The Northern Trust Company*	Common/collective -550 purchases	709,360,330	--	709,360,330	709,360,330	--

The Northern Trust Company*	Common/collective - 864 sales	--	672,491,763	672,491,763	672,491,763	--

AEGON Global Wrap Contract - CDA0003TR	Synthetic insurance contract; blended rate 5.86% - 19 purchases	28,285,408	--	28,285,408	28,285,408	--

AEGON Global Wrap Contract - CDA0003TR	Synthetic insurance contract; blended rate 5.86% - 5 sales	--	54,093,213	54,093,213	54,093,213	--

Pharmacia Corporation*	Common stock; 53 purchases	67,870,938	--	67,870,938	67,870,938	--

Pharmacia Corporation*	Common stock; 87 sales	--	90,825,159	56,425,340	90,825,159	--

*party-in-interest

See accompanying independent auditors' report.

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Administrative Committee have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

PHARMACIA SAVINGS PLAN

By: /s/ David L. Shedlarz

David L. Shedlarz Executive Vice President and Chief Financial Officer, Pfizer Inc. Chair, Administrative Committee - U.S. Plans

Date:  June 30, 2003

Exhibit 23.1

CONSENT OF INDEPENDENT AUDITORS

To the Administrative Committee
Pharmacia Savings Plan:

We consent to incorporation by reference in the Registration Statement on Form S-8 dated April 16, 2003 (File No. 333-104582) of our report dated June 27, 2003, relating to the statement of net assets available for plan benefits of the Pharmacia Savings Plan as of December 31, 2002, and the related statement of changes in net assets available for plan benefits for the year then ended, which report appears in the December 31, 2002 annual report on Form 11-K of the Pharmacia Savings Plan.

/s/ KPMG LLP

KPMG LLP

New York, New York
June 27, 2003

Exhibit 23.2

CONSENT OF INDEPENDENT AUDITORS

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-104582) of Pfizer Inc. of our report dated June 21, 2002 relating to the financial statements of the Pharmacia Savings Plan, which appears in this Form 11-K.

PricewaterhouseCoopers LLP

Florham Park, New Jersey
June 27, 2003

Exhibit 23.2

Report of Independent Accountants

To the Participants and Administrator of
The Pharmacia Savings Plan (formerly the Pharmacia & Upjohn Employee Savings Plan)

In our opinion, the accompanying statement of net assets available for plan benefits presents fairly, in all material respects, the net assets available for benefits of the Pharmacia Savings Plan (the "Plan") at December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audit.  We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP
June 21, 2002

EXHIBIT 99.1

Certification by the Chief Executive Officer (Plan Administrator) Pursuant to 18 U. S. C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

I, David L. Shedlarz, hereby certify that, to the best of my knowledge, the Annual Report of the Pharmacia Savings Plan (the "Plan") on Form 11-K for the fiscal year ended December 31, 2002 (the "Report") fully complies with the requirements of Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, and that the information contained in that Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.

/s/David L. Shedlarz

David L. Shedlarz

Executive Vice President and Chief Financial Officer of Pfizer Inc., issuer of the securities held pursuant to the Plan and Chair, Savings Plan Committee (Plan Administrator)

June 30, 2003

This certification accompanies this Report on Form 11-K pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 and shall not, except to the extent required by such Act, be deemed filed by the Company for purposes of Section 18 of the Securities Exchange Act of 1934, as amended.

A signed original of this written statement required by Section 906 has been provided to Pfizer Inc. and will be retained by Pfizer Inc. and furnished to the Securities and Exchange Commission or its staff upon request.

Exhibit 99.2

Certification by the Chief Financial Officer (Plan Administrator) Pursuant to 18 U. S. C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

I, Richard A. Passov, hereby certify that, to the best of my knowledge, the Annual Report of the Pharmacia Savings Plan (the "Plan") on Form 11-K for the fiscal year ended December 31, 2002 (the "Report") fully complies with the requirements of Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, and that the information contained in that Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.

/s/Richard A. Passov

Richard A. Passov

Vice President and Treasurer of Pfizer Inc., issuer of the securities held pursuant to the Plan and member of the Savings Plan Committee (Plan Administrator)

June 30, 2003

This certification accompanies this Report on Form 11-K pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 and shall not, except to the extent required by such Act, be deemed filed by the Company for purposes of Section 18 of the Securities Exchange Act of 1934, as amended.

A signed original of this written statement required by Section 906 has been provided to Pfizer Inc. and will be retained by Pfizer Inc. and furnished to the Securities and Exchange Commission or its staff upon request.